[LETTERHEAD OF CONSYGEN, INC.]
                                  Exhibit .4.12

                                    AGREEMENT


This is an agreement between Tom S. Dreaper and ConSyGen, Inc., relating to the employment of Tom Dreaper to be the new President and Chief Executive Officer of ConSyGen, Inc. The parties agree as follows:

     1. The salary for this position for Tom S. Dreaper is One Hundred and Twenty Thousand Dollars ($120,000) per year, payable in equal payments on the 15th and 30th of each month.

     2. Tom Dreaper is to receive a One Million (1,000,000) share stock option of ConSyGen, Inc. stock based on the closing ConSyGen, Inc. stock price on July 9, 1998 which will vest (when the ConSyGen, Inc. stock price closes at five dollars ($5.00) or higher) for the amount of five hundred thousand (500,000) shares of ConSyGen, Inc. stock, and the remaining amount of five hundred thousand (500,000) shares of
          ConSyGen, Inc., stock which will vest when the ConSyGen, Inc. stock price closes at ten dollars ($10.00) per share or higher. Tom Dreaper can exercise his right to purchase the vested stock anytime for 10 years from July 17, 1998. ConSyGen, Inc. and Tom Dreaper agree that they will both negotiate in good faith future stock option incentives for Tom Dreaper based on his performance as President and CEO of ConSyGen, Inc.

     3. The parties further agree that ConSyGen, Inc will pay the closing and relocation (moving) costs for Tom Dreaper when he is able to sell his Las Vegas home which presently contains all his furniture.

     4. ConSyGen, Inc. will rent or lease in its name and will also pay in the name of ConSyGen, Inc. the costs for the housing and utilities of Tom Dreaper in a two bedroom condo, town house or apartment in the greater Phoenix area to be at a reasonable cost for a furnished place to be selected by Tom Dreaper.

     5. ConSyGen, Inc. will provide Tom Dreaper with its executive corporate medical insurance and benefits package if it is different than the standard corporate medical insurance and benefits package available to other ConSyGen, Inc. employees. Tom Dreaper will be given the standard corporate medical insurance and benefits package if it is the only one available.

     6. ConSyGen, Inc. agrees to pay the round trip airfare costs and ground transportation costs to permit Tom Dreaper to visit his home every other weekend in Las Vegas until the sale of his home which he will endeavor to do as soon as possible at a fair market price.

     7. Tom Dreaper will be elected or appointed to be on the Board of Directions of ConSyGen, Inc. as soon as possible after he arrives for work at ConSyGen, Inc.

     8. The spirit and intent of this agreement in the event of any possible dispute is to be resolvedf by Mark Weiss.

     9. Tom Dreaper will to begin his employment at ConSyGen, Inc. as President and CEO on Friday July 17, 1998.

     10. If the agreement needs to be approved by the ConSyGen, Inc. Board of Directors, the ConSyGen, Inc. Board of Directors will approve it prior to the arrival of Tom Dreaper at ConSyGen, Inc.



         -----------------                             -----------------
         Tom Dreaper                                   Robert Stewart
                                                       Chairman   of  the
                                                       Board of Directors
                                                       of ConSyGen  Inc.,
                                                       and  also   Acting
                                                       President  and CEO
                                                       of ConSyGen, Inc.


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          Date                                                Date



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